Animas Resources Ltd.

TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

October 6, 2011

NR 11-10

ANIMAS ACQUIRES LARGE GOLD PROPERTY IN THE SONORA GOLD BELT, MEXICO

Animas Resources Ltd (TSX.V:ANI) (“Animas” or the “Company”) recently acquired a large property position within the Sonora Gold Belt of western Sonora State, Mexico called the Desierto Project by way of staking.  This highly prolific region of known gold mineralization/production is located along the Arizona-Sonora Megashear, and it contains the large Penmont (Fresnillo-Newmont) Herradura gold mine complex (10+MM ozs Au) and numerous other, smaller gold mines and prospects (Noche Buena, La Choya, San Francisco, El Chanate, etc.).

This new Desierto property totals 27,757 hectares and was originally identified by Animas personnel during the second quarter of 2011.  Animas has been conducting reconnaissance exploration within this highly prospective region of northern Mexico for most of 2011, and this prospect is a direct result of this ongoing exploration work.

The Desierto area is comprised of deformed Mesozoic meta-volcanics, meta-sedimentary, and meta-intrusive rocks which have been intruded by an undeformed, post-mineral Laramide granite.  Numerous gold occurrences exist along the southeastern margin of the prospect area, and in one area, a very small scale mining operation is in progress.  The gold occurrences in this area are associated with relatively flat lying quartz veins and shears, and are hosted in highly deformed meta-volcanic rocks of presumed Mesozoic age.  The area west of the gold occurrences is covered by recent gravels and based on an airborne magnetic survey by the SGM (Servicio Geologico Mexicano), the gravels in this area are believed to be relatively thin.  The known gold occurrences trend northwesterly and it is believed that a significant gold deposit may exist to the northwest under thin, post-mineral gravel cover.

Additional, more detailed geological mapping, rock-chip/biogeochemical sampling, and gravity surveying are scheduled for the Desierto Project during the 4th Quarter of 2011, and it is expected that a shallow, RAB-type drilling program will be initiated within the area during the 1st Quarter of 2012.

John R. Wilson, President of Animas Resources Ltd., commented: “This region of northern Sonora is known to host world class gold deposits, and Animas' continuing work within the region strengthens our belief that additional, large gold deposits remain to be discovered.  The majority of the known deposits within the region were discovered in outcrop, and we believe that the shallow, alluvial-covered basins offer exceptional, untested, discovery potential."

Animas is also continuing further work at its flagship Santa Gertrudis Gold Project in Mexico but has experienced some delays in certain areas caused by barriers put up on access roads by a group that has been sampling the heaps from the former gold mining operations at Santa Gertrudis. Animas has notified the authorities about these illegal “miners” and is taking strong legal action on multiple fronts to resolve this issue.

Animas has also set the date for the Special General Meeting for its shareholders to vote on the increase in ownership of the Company by Mr. Ernesto Echavaria to approximately 39% by way of a $3.4 million financing.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“John R. Wilson”

____________________

John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected